March 18, 2005



Mail Stop 0408

By U.S. Mail and facsimile to (407) 740-0808

Mr. Sean O`Connor
Chief Executive Officer
International Assets Holding Corp.
220 East Central Parkway, Suite 2060
Altamonte, FL 32701


Re:	International Assets Holding Corp.
      Form 10-KSB for the year ended September 30, 2004
      Form 10-QSB for the period ended December 31, 2004
      Form 8-K as amended on July 9, 2004
      File No. 0-23554

Dear Mr. O`Connor:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your document in response to these comments. Also, we may ask you to address certain comments in your future filings and provide us drafts of your intended revisions. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Form 10-KSB for the Year Ended September 30, 2004:

Risks Affecting the Company`s Business

Dependence on a Limited Group of Customers - page 12

1. Please revise to quantifiably illustrate how a significant portion of your revenues earned are concentrated in a small number of customers. In addition, quantify any concentrations in credit or counterparty risk arising from financial instruments.

Item 3 - Legal Proceedings - page 13

2. Please revise to discuss the potential for legal proceedings that may arise in the normal course of business, and disclose your opinion as to whether you expect the outcome of such matters to have a material impact on your financial condition, results of operations or cash flows.

Fiscal Year 2004 Compared to Fiscal Year 2003 - page 18

3. We note throughout your analysis of your results of operations that you identify multiple factors that have contributed to changes from period to period without quantifying the effect of each factor on the changes and discussing related trends on future operations. For example, you cite numerous factors attributing to the significant increase in trading revenue such as improved market conditions, the successful development of wholesale client relationships and expansion in foreign exchange/commodities trading, but you do not quantify the impact of these factors. Please revise to expand your discussion of the factors that contribute to the changes between all periods to clearly quantify each of the causes cited. In addition, please discuss recent trends in your operating results and whether you expect these trends to continue. You may find it helpful to refer to Release No. 33-8350.

4. In light of the significant difference in the relative profitability of your reportable segments, please revise to provide an expanded discussion of the results of each your operating segments. Quantify and discuss the components of net operating income for each segment, and discuss any known trends or uncertainties that have, or are reasonably likely to have, a material impact on your segment operating results. Your current disclosures appear overly abbreviated.

5. Please revise to describe and quantify the impact of your acquisition of the foreign exchange business of Global Currencies
Limited on your operating results, liquidity and cash flows.




Certain Critical Accounting Policies - page 23

6. Please provide an expanded discussion your critical accounting policies. Refer to Section V of Release No. 33-8350 and revise this section to address the following for each critical accounting policy:

* Specifically identify why each policy is considered critical by management.

* Discuss why you could have selected estimates in the current period that would have had a materially different impact on your financial presentation.

* Discuss why your accounting estimates bear the risk of change and describe the potential impact on your financial statements.

* Discuss how accurate your estimates and assumptions have been in the past and how much they have changed in the past.

* Include quantitative disclosure of your sensitivity to change based on other outcomes that are reasonably likely to occur and that would have a material effect on the company.

Off Balance Sheet Arrangements - page 24

7. We note that you are party to certain financial instruments with off-balance sheet risk in the normal course of business. Please revise to discuss your use of derivative financial instruments, if any, and describe the nature and purpose of these derivatives and other hedging strategies. Quantify the notional and fair value of your derivative contracts by type and purpose.

Item 7 - Financial Statements

Consolidated Statements of Changes in Stockholders` Equity - page
F-4

8. Please revise to provide an analysis of the changes during each period in the accumulated amount of translation adjustments reported in stockholders` equity. Refer to paragraph 31 of SFAS 52.

Consolidated Statements of Cash Flows - page F-5

9. Please revise to separately report the effect of foreign currency translation on your cash flows for each period presented. Refer to paragraph 25 of SFAS 95.





Note 1 - Summary of Accounting Policies

(c)  Cash and Cash Equivalents - page F-7

10. Please revise to separately describe the various regulations or contractual obligations under which you are required to segregate or restrict cash or securities. Quantify the amounts segregated or restricted under each requirement.

(d)  Foreign Currency - page F-8

11. Please revise to quantify the aggregate amount of transaction gains or losses included in net income for each period presented.
Refer to Paragraph 30 of SFAS 52.

(f)  Valuation of Financial Instruments and Investments - page F-8

12. We note your disclosure that your limited partnership ownership interest is "recorded at fair value, which has been determined by management". Please revise to specifically disclose the limited partnership to which you refer, and clarify whether this investment is different from your investment in joint venture. In addition, expand your disclosure to describe the methodology used by management to determine the fair value of this limited partnership interest.

(m)  Effects of Recently Issued Accounting Standards - page F-11

13. We note your disclosure on page F-13 that you have "decided not to consolidate" a VIE due to its "immaterial impact". FIN 46(R) requires you to consolidate any VIEs for which you are the primary beneficiary. Please revise your disclosures to comply with US GAAP.
In addition, supplementally provide us with your materiality assessment by line item to support your position that the consolidation of this entity would not have a material impact on your financial statements.

Note 4 - Investment in Asset Management Joint Venture - page F-15

14. We note your disclosure that INTL Consilium is not a VIE.
Supplementally provide us with your analysis that addresses each of the conditions in paragraph 5 of FIN 46(R) to support your position.

Note 3 - Issuance of Convertible Subordinated Notes, Conversion of Subordinated Notes in Common Shares and Related Debt Issuance
Costs -
page F-14

15. Supplementally tell us how you accounted for the beneficial conversion feature embedded in your subordinated notes at the date of issuance. Refer to SOP 98-5 and paragraphs 12-16 of SFAS 133.


Note 5 - Investment in INTL Consilium Sponsored Fund - page F-16

16. Please revise to clearly explain how you account for your investment in this hedge fund. For example, clarify how gains and losses resulting from changes in the fair value of this investment are recorded in your financial statements. Supplementally cite the authoritative guidance upon which you relied.

Note 6 - Acquisition of the Foreign Exchange Business of Global
Currencies Limited

17. Please revise to include all of the required disclosures set forth in paragraphs 51-57 of SFAS 141 as they relate to your acquisition of INTL Holdings (U.K.) Limited.

Note 7 - Goodwill - page F-17

18. We note that you recorded the entire amount of excess purchase price as goodwill. Supplementally tell us how you considered other potential intangible assets in your purchase price allocation.

19. Please revise to provide the disclosures required by paragraphs
44-47 of SFAS 142 with respect to your goodwill and intangible assets, if any.

Note 18 - Financial Instruments with Off-Balance Sheet Risk - page
F-
24

20. Please revise to clearly disclose the extent to which you are a party to derivative financial instruments or other hedging strategies. Please provide all of the disclosures required by SFAS
133 and SFAS 149 with respect to such derivative instruments.

Note 27 - Segment Analysis - page F-34

21. Please revise to address the following regarding your segment disclosures:

* Please revise to clarify that "net contribution" is used by the chief operating decision maker for purposes of making decisions about allocating resources to each segment and assessing their performance.
In addition, clearly explain how it is calculated - for example, describe the components of "variable trader bonus compensation".

* Revise to separately present each of the line items described in paragraph 27 of SFAS 131 if they are included in the measure of profit and loss reviewed by the chief operating decision maker or if they are regularly reported to the chief operating decision maker. Otherwise, explain why they are not provided.


* Please revise to provide information about geographic information as required by paragraph 38 of SFAS 131.

Form 10-Q for the Period Ended December 31, 2004:

Item 1 - Financial Statements

Note 14 - Trust Certificates and Total Return Swap

22. Please provide the following with respect to your trust certificates and total return swap:

* Revise to clearly explain the business purpose of entering into this series of financial transactions. Disclose the impact of these transactions on your cash flows and income taxes.

* Revise to clearly describe the terms of the Total Return Swap and provide the disclosures required by paragraph 44 of SFAS 133 with respect to this derivative instrument.

* Using sample journal entries, supplementally describe how you accounted for each element of these transactions. In addition, tell us the authoritative literature upon which you relied in determining such accounting treatment.

* Supplementally tell us how you considered the conditions in paragraph 5 of FIN 39 when determining to offset certain assets and liabilities that were recorded as part of the transactions.

Form 8-K/A filed July 9, 2004:

Accounting Policies - Basis of Accounting - page F-6

23. Please revise to specifically state that the financial statements of Global Currencies Limited have been prepared in accordance with UK
GAAP. In addition, disclose the material variations in the accounting principles, practices, and methods used in preparing financial statements between UK GAAP and US GAAP.

Note 21 - Reconciliation of UK GAAP and US GAAP Profits and Losses
-
page F-18

24. We note your disclosure that there are no material differences in reported profits between UK GAAP and US GAAP. Supplementally explain your basis for determining that such differences were not material and therefore did not warrant disclosure. Alternatively, revise to provide a reconciliation of net income from UK GAAP to US GAAP for each period presented that quantifies and describes each significant difference. Refer to Item 17(c)(2)(i) of the instructions to Form 20-F.

25. Please revise to describe and quantify the differences between balance sheet line items under UK GAAP in comparison to US GAAP. In the event that you elect to present this information in the form of a reconciliation of shareholders` equity, please provide sufficient detail to allow an investor to determine the differences between a balance sheet prepared using UK GAAP and one prepared using US GAAP.
Refer to Item 17(c)(2)(ii) of the instructions to Form 20-F.

26. Please revise to describe and quantify the material differences between cash or funds flows reported in the primary financial statements and cash flows that would be reported in a statement of cash flows prepared in accordance with US GAAP. Refer to Item
17(c)(2)(iii) of the instructions to Form 20-F.

*    *    *    *

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Isa Farhat, Staff Accountant at (202) 824-
5418
or me at (202) 942-1816 if you have questions regarding comments on the financial statements and related matters.


Sincerely,



      Kevin W. Vaughn
   Accounting Branch Chief

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Sean O'Connor
International Assets Holding Corp.
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